Exhibit 99.1

15 May 2020

PRESS RELEASE

Flutter Entertainment plc (“Flutter”)

Flutter to terminate The Stars Group registration

Following completion of its acquisition of The Stars Group Inc. (“TSG”) on 5 May 2020, Flutter automatically succeeded to TSG’s registration under Section 12(g) and its reporting obligations under Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

All TSG Common Shares were delisted from the Nasdaq Global Select Market following the close of trading on or about 4 May 2020 and Flutter (as successor to TSG) has deregistered with the Securities and Exchange Commission and terminated its reporting obligations under the Securities Exchange Act of 1934.

Enquiries:

Edward Traynor

Company Secretary